

Mail Stop 3561

December 11, 2009

Mr. Wayne Doss
President and Chief Executive Officer
Innocent, Inc.
2000 NE 22nd Street
Wilton Manor, Florida 33305

> **RE:** **Innocent, Inc.**
> **Amendment No. 1 to Item 4.01 Form 8-K**
> **Filed December 10, 2009**
> **File No. 333-150061**

Dear Mr. Doss:

   We have reviewed your filing and have the following comments. We have limited our review to Item 4.01 of the above-referenced filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Amendment 1 to Item 4.01 Form 8-K Filed December 10, 2009

1.   We note that your Board of Directors and the Audit Committee approved the engagement of Seale and Beers, CPAs although the firm was never engaged. Please disclose whether the Board of Directors and/or the Audit Committee subsequently approved the engagement of Eddy Chin Chartered Accountant. Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

2.   Please confirm to us that Eddy Chin Chartered Accountant is the same independent accountant registered with the PCAOB under the name Eddy Siat

> Leong Chin with a headquarters location of Thornhill, Ontario, Canada or otherwise advise.

3. Please revise the reference in the last paragraph to refer to paragraph (a)(2) rather than paragraph (a)(1)(v) of Item 304 of Regulation S-K or revise to comply with the disclosure requirements of paragraph (a)(2) with respect to consultations regarding the matters identified in paragraph (a)(2)(i) and paragraph (a)(1)(iv) of Item 304.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information as an EDGAR correspondence file. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosures in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to me at (202) 551-3322. In my absence, you may direct your questions to Bill Thompson, Accounting Branch Chief at (202) 551-3344.

Sincerely,

Ta Tanisha Meadows
Staff Accountant